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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 S. Flower Street, Suite 2350
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Brockett 213-452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Peter C. Brockett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockett Tamny & Co. Incorporated, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Certificate of Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s

On MAY 24, 2018 before me, Susan K. Malhotra, Notary Public, personally appeared PETER C. BROCKETT

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Susan K. Malhotra

Signature of Notary Public

SUSAN K. MALHOTRA
Notary Public - California
Los Angeles County
Commission # 2148027
My Comm. Expires Apr 28, 2020

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ANNUAL AUDITED REPORT,

Containing 17 pages, and dated 05/24/2018.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Brockett Tamny & Co. Incorporated

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Brockett Tamny & Co. Incorporated as of March 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Brockett Tamny & Co. Incorporated as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brockett Tamny & Co. Incorporated's management. My responsibility is to express an opinion on Brockett Tamny & Co. Incorporated's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Brockett Tamny & Co. Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Brockett Tamny & Co. Incorporated's auditor since 2018.

Tarzana, California

May 18, 2018

Brockett Tamny & Co. Incorporated
Statement of Financial Condition
As of March 31, 2018

ASSETS

Cash	$ 35,927
Advances to Affiliates	18,236
Prepaid Expenses	431
Deposits	20,469
TOTAL ASSETS	**$ 75,063**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 591
Payable to Shareholders		7,812
Payable to Affiliates		4,600
Total Liabilities		13,003
Shareholders' Equity		
Common Stock ($1 par value, 100,000 shares authorized 10,012 shares outstanding)	$ 10,012	
Paid-in Capital	309,988	
Retained earnings (deficit)	(257,940)	
Total Shareholders' Equity		62,060
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 75,063**

See Auditor's Report and accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Operations
For Year Ended March 31, 2018

Revenue	
Investment Banking Fees	$ 15,000
Consulting Fees	36,000
Interest Income	2
Dividend Income	622
Gain (Loss) on Securities	5,618
Total Revenue	57,242
Operating Expenses	
Commission Expense	7,500
Information and data	3.626
Insurance	17,737
Professional Services	7,506
Regulatory fees	2,464
Rent	39,936
Telephone	3,689
Travel	508
All other	1,905
Total Operating Expenses	84,871
Income (loss) before tax provisions	(27,629)
Income tax provisions	800
Net Loss	($ 28,429)

Brockett Tamny & Co. Incorporated
Statement of Changes in Shareholders' Equity
For Year Ended March 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance March 31, 2017	10,012	$ 10,012	$ 309,988	$ (229,512)	90,489
Net Income				(28,429)	(28,429)
Balance March 31, 2018	10,012	$ 10,012	$ 309,988	(257,941)	62.060

See Auditor's Report and accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Cash Flows
For Year Ended March 31, 2018

Cash Flows from Operating Activities	
Net Income (loss)	($ 28,429)
Gain on investments	(5,618)
Adjustments to reconcile net assets to net cash provided by operating activities:	
Increase (Decrease) in taxes payable	(800)
(Increase) Decrease in regulatory deposits	95
Net cash flows from operating activities	(34,752)
Cash Flows from Investing Activities	
Sale of securities held	41,408
Net cash flows from investing activities	41,408
Cash Flows from Financing Activities	
Advances to affiliates	14,392
Payable to affiliates	4,200
Payable to shareholders	7,700
Net cash flows from financing activities	26,292
Net increase (decrease) in cash	32,948
Cash at March 31, 2017	2,979
Cash at March 31, 2018	35,927
SUPPLEMENTAL INFORMATION	
Interest paid	-
Income taxes paid	1600

See Auditor's Report and accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
For Year Ended March 31, 2018

Note 1 – Organization and Nature of Business

Brockett Tamny & Co, Incorporated (the "Company") was incorporated in the State of California on July 13, 1990 as a C Corporation. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer which comprises several classes of services, including:

- Acting as Agent in the Private Placement of Securities
- Providing Advice on Merger and Acquisitions

Under its membership agreement with FINRA, and pursuant to Rule 15c3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and market to market value each month.

Investment Banking – Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services and fees earned in the placement of equity and debt securities for corporate clients.

Revenue Recognition – The Company recognizes revenues upon rendering of services. Advisory fees are billed at the beginning of each month, unless prepaid by the client. Prepaid advisory fees are recognized as revenue in accordance with contract terms. During the year ended March 31. 2018, there was a concentration of revenue, with 100% coming from two clients.

Income Taxes – the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized normally in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued) – The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to examinations by the US Federal and State tax authorities from 2014 to the present, generally for three years after tax returns are filed.

Note 3 – Fair Value

FASB ASC 820 defines fair value, established a framework for measuring fair value, and estimates a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in Level 1) that are observed for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2018

Fair Value Measurements on a Recurring Basis
As of March 31, 2018

	Level 1	Level 2	Level 3	Total
	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 4 – Related Party

The company advances funds toward payment of expenses on behalf of, and borrows funds from, several affiliated entities in which the officers of the Company have a majority ownership interest. At March 31, 2018, the amount due from two of these entities was $18,236, while $4,600 was owed to a third entity. In addition, at March 31, 2018, shareholders of the Company have lent to the Company $7,700. These temporary loans are all interest free if repaid by December 31, 2018. It is possible that the terms of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Timing of repayment of advances to affiliated entities is based upon the sale of certain assets owned by those entities for which the advance was used in part or in whole to finance. Timing of repayments of advances from affiliated entities and shareholders is solely at the discretion of the Company.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-3) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-3 Also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2018, the Company had a net capital of $23,839 which was $18,839 in excess of its required net capital of $5,000. The Company's net capital ratio is 0.54 to 1.

Note 6 – Income Taxes

At March 31, 2018, there was a Federal net operating loss (NOL) carry forward of approximately $354,290 and a California NOL carry forward of$ 212,346. The Federal tax can be carried forward 20 years. California carry forward period is 10 years for the 2000 to 2007 tax years and 20 years for tax years beginning 2008. At March 31, 2018, the Company recorded the minimum California franchise tax of $800 and did not record deferred tax benefits.

Note 7 – Operating Lease Commitments

The Company leases office space under a non-cancellable operating lease expiring January 31, 2020. At March 31, 2018, future minimum lease payments under this agreement are:

3/31/2019	$ 72,776
1/31/2020	$ 60,463
Total	$133,239

In addition, the Company subleases part of its facilities, on a month to month basis, at $2,377 per month. Rent expense for the twelve months ended March 31, 2018, net of the sublease, was $39,926.

Note 8 – Exemption from SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Accounts for the Exclusive Benefit of Customers" of the Company.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ended March 31, 2018 because the Company's SIPC net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2018 through May 18, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Brockett Tamny & Co. Incorporated
Schedule I – Computation of Net Capital Requirements
For Year Ended March 31, 2018

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 62,060
Non-allowable assets	
Rent Deposit	(19,802)
Advances to Affiliates	(18,236)
Prepaid FINRA fees	(667)
Prepaid Expenses	(431)
Net Capital	$ 22,924
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness	
6 2/3% of net aggregate indebtedness	$ 867
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 18,924
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 21,624
Computation of Aggregate Indebtedness	
Total liabilities	$ 13,003
Aggregate Indebtedness to Net Capital	0.57

The following is a reconciliation of the above net capital computation with the Company's corresponding Unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 22,925
Adjustments: Rounding	(1)
Net Capital per Audited Report	$ 22,924

Brockett Tamny & Co. Incorporated
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2018

A computation of reserve requirements is not applicable to Brockett Tamny & Co, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Brockett Tamny & Co. Incorporated
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2018

Information relating to possession or control requirements is not applicable to Brockett Tamny & Co, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Brockett Tamny & Co. Incorporated, Exemption Report in which (1) Brockett Tamny & Co. Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brockett Tamny & Co. Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and 2 Brockett Tamny & Co. Incorporated stated that Brockett Tamny & Co. Incorporated met the identified exemption provision throughout the most recent fiscal year without exception. Brockett Tamny & Co. Incorporated's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brockett Tamny & Co. Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
May 18, 2018

BROCKETT TAMNY & CO.
INCORPORATED

Brian W. Anson, CPA
18401 Burbank Blvd., #120
Tarzana, CA 91356

May 18, 2018

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Brockett Tamny & Co. Incorporated met the Section 204, 15c3-3 (k) (2) (i) exemption for the period April 1, 2017 to March 31, 2018.

Sincerely,

Peter D. Tamny
Managing Director

444 SOUTH FLOWER STREET SUITE 2350 LOS ANGELES, CALIFORNIA 90071
TELEPHONE (213) 452-4433 FACSIMILE (213) 452-4434